[LOGO OF SPECTRUM SIGNAL PROCESSING]

                   F O R . I M M E D I A T E . R E L E A S E

      SPECTRUM SIGNAL PROCESSING COMPLETES CAD $7 MILLION EQUITY OFFERING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

BURNABY, B.C. - JUNE 19, 2002 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX:SSY), a leading provider of high-density solutions for wireless signal and Voice over Packet processing, announced today the successful completion a private placement offering of 2,310,000 shares at a price of CAD $3.00 per share for gross proceeds of CAD $6,930,000. The offering was made through a syndicate of underwriters which was led by Sprott Securities Inc, and included Raymond James Ltd. and Griffiths McBurney & Partners.

The proceeds from the financing will be used to enhance the company's working capital position.

The securities offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be not offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of securities in the U.S.

ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing designs, develops and markets high performance wireless signal and Voice over Packet processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 15 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum boards and subsystems are targeted for use in media gateways and next-generation voice and data switches, satellite hubs, government communications systems and cellular base stations. For additional information about Spectrum and its aXs(TM) and flexComm product lines, please visit our web site at www.spectrumsignal.com.

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CONTACT:

Martin McConnell
VP Finance & CFO
Phone: 604-421-5422
Email: marty_mcconnell@spectrumsignal.com